1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________

FORM 6-K
___________________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July 2010
___________________

Aluminum Corporation of China Limited
(Translation of Registrant's name into English)
___________________

No. 62 North Xizhimen Street
Haidian District, Beijing
People's Republic of China 100082
(Address of principal executive offices)
___________________

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X       Form 40-F

         Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(1): __________

         Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(7): __________

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                No      X

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date July 29, 2010	By /s/ Liu Qiang Name: Liu Qiang Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Aluminum Corporation of China Limited*
(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2600)

DISCLOSEABLE TRANSACTION
ACQUISITION OF 47% EQUITY INTEREST IN JV CO TO DEVELOP AND OPERATE SIMANDOU PROJECT
AND
RESUMPTION OF TRADING

The Board is pleased to announce that, on 29 July 2010, the Company, Rio Tinto and Rio Tinto Atlantic, an affiliate of Rio Tinto, entered into the Joint Development Agreement for the development and operation of the Simandou Project in Guinea in west Africa.

Pursuant to the Joint Development Agreement, upon all conditions precedent being satisfied or waived (as the case may be) and the Joint Development Agreement becoming effective, Rio Tinto will incorporate the JV Co, to which shall be transferred the entire 95% interest of Rio Tinto in the Project Company. The Company will, via Chalco Sub, acquire by stages up to a 47% equity interest in the JV Co, the consideration for which will be paid by instalments by the Company fulfilling the Sole Funding Obligation, i.e. providing a total of US$1.35 billion funding for the development of the Simandou Project.
The entire 47% equity interest in the JV Co will, in accordance with an agreed timetable set out in the Joint Development Agreement, be acquired progressively by the Company (via Chalco Sub) in stages over a period of approximately 3 to 5 years from the Effective Date subject to the Company fulfilling its Sole Funding Obligation .

The Joint Development Agreement shall become effective upon prior satisfaction or prior waiver of each of (i) the condition that the approval of the Transaction by the competent authorities of the PRC is obtained and (ii) certain competition law conditions.

As one of the relevant percentage ratios (as defined in Rule 14.07 of the Hong Kong Listing Rules) exceeds 5% but is less than 25% in the size test calculation, the Transaction constitutes a discloseable transaction under Chapter 14 of the Hong Kong Listing Rules and is therefore subject to the notification and announcement requirements as set out in Rules 14.34 to 14.37 of the Hong Kong Listing Rules.

1	THE TRANSACTION

1.1	Introduction

The Board is pleased to announce that, on 29 July 2010, the Company, Rio Tinto and Rio Tinto Atlantic, an affiliate of Rio Tinto, entered into the Joint Development Agreement for the development and operation of the Simandou Project in Guinea in west Africa.

Negotiations for investment in the Simandou Project were initially carried out by Chinalco, the controlling shareholder of the Company, and a memorandum of understanding was signed between Chinalco and Rio Tinto in March 2010. Following further negotiations, the Joint Development Agreement was eventually concluded and signed between the Company and Rio Tinto and its affiliate.

Rio Tinto currently has a 95% equity interest in the Project Company. The remaining 5% equity interest is held by International Finance Corporation, an independent third party not related to the Company. The simplified shareholding structure of Rio Tinto's equity interest in the Simandou Project immediately prior to the entering of the Joint Development Agreement is as follows:

Rio Tinto
International Finance Corporation
95%
5%
Project Company
100%
Simandou Project

1.2	The Joint Development Agreement

1.2.1	Consideration - The Company's Sole Funding Obligation

Pursuant to the Joint Development Agreement, upon all conditions precedent being satisfied or waived (as the case may be) and the Joint Development Agreement becoming effective, Rio Tinto will incorporate the JV Co, to which shall be transferred the entire 95% interest of Rio Tinto in the Project Company. The Company will, via Chalco Sub, acquire in stages up to a 47% equity interest in the JV Co, the consideration for which will be paid by instalments by the Company fulfilling the Sole Funding Obligation, i.e. providing a total of US$1.35 billion in sole funding for the development of the Simandou Project. Such funding will be mainly used as the pre-mining project expenditure in connection with the Simandou Project development in the next 3 to 5 years from the Effective Date.

The Company shall make payments as part of its Sole Funding Obligation from the Effective Date on a monthly basis to meet, among other things, the Simandou Project expenditure in accordance with the relevant approved programme and budget. Any capital which is required by the JV Co to meet its projected cash requirements will be provided by the Company until its Sole Funding Obligation is fully satisfied.

The total amount of the consideration payable by the Company, i.e. its performance of its Sole Funding Obligation was determined after negotiations by both parties and based on the estimated value of the Simandou Project's iron ore resources and its development potential. The Sole Funding Obligation will be satisfied by cash payment.

1.2.2	Acquisition of interest in the JV Co

The entire 47% equity interest in the JV Co will, in accordance with an agreed timetable set out in the Joint Development Agreement, be acquired progressively by the Company (via Chalco Sub) in stages over a period of approximately 3 to 5 years from the Effective Date subject to the Company fulfilling its Sole Funding Obligation.

The percentage interest in the JV Co to be acquired by the Company in each stage will be calculated in accordance with a pre-set formula under the Joint Development Agreement. After (i) completion of the feasibility studies, (ii) a decision to mine is made, and (iii) the satisfaction of the Sole Funding Obligation by the Company, the capital expenditure for the development of the mine will be contributed on a pro rata basis by Rio Tinto, the Company and International Finance Corporation in accordance with their respective direct or indirect equity interests in the Project Company. The total capital expenditure for the development of the Simandou Project will only be determined based on the feasibility studies subsequently prepared.

The simplified shareholding structure in relation to the Simandou Project immediately after completion of the Company's acquisition of the entire 47% interest in the JV Co is as follows:

The Company
100%
Rio Tinto
Chalco Sub
53%
47%
JV Co
International Finance Corporation
95%
5%
Project Company
100%
Simandou Project

1.2.3	Conditions precedent

The Joint Development Agreement shall become effective upon prior satisfaction or prior waiver (as the case may be) of each of the following conditions:

(1)	approval of the Transaction being obtained from the competent authorities of the PRC; and

(2)	completion of the relevant examination by the competent anti-monopoly authorities in accordance with the applicable competition laws.

Each of the conditions precedent set out above may be waived with the prior written consent of both Rio Tinto and the Company in their absolute discretion.

1.2.4	Management of the Simandou Project

Pursuant to the Joint Development Agreement, an interim management committee will be set up to direct and manage the Simandou Project during the Interim Project Period. It will have 3 members appointed by Rio Tinto and 3 members appointed by the Company. The chairman of such committee is to be appointed by Rio Tinto. The Interim Manager will be appointed to provide interim management services to the Simandou Project during the Interim Project Period. It has been agreed that Rio Tinto Atlantic is to be appointed as the Interim Manager for such purposes.

1.2.5	Sales and marketing

The Marketing Company will be incorporated pursuant to the Joint Development Agreement to be responsible for the marketing and sale of all saleable products of the Simandou Project. The Marketing Company will be jointly owned by Rio Tinto and the Company in proportion to their respective interests in the JV Co.

1.2.6	GoG Option

Pursuant to a prior arrangement for the mining of the iron ore deposits of the Simandou Project, the Government of Guinea is entitled to exercise the GoG Option to acquire up to 20% of the share capital of the Project Company at any time prior to the signature of financing contracts for the Simandou Project.

If the Government of Guinea exercises the GoG Option, the JV Co's equity interest in the Project Company will be proportionately diluted so that the JV Co's equity interest in the Project Company will be between 76% and 95% (depending on the amount of capital of the Project Company to be taken up by the Government of Guinea pursuant to the exercise of the GoG Option).

As at the date of the Joint Development Agreement, the Government of Guinea has not exercised the GoG Option.

1.2.7	Chalco consortium members

The Company shall be entitled to introduce a maximum of not more than 10 consortium members to participate in the Simandou Project, through transferring a portion of the equity interest in Chalco Sub from the Company to such consortium members. However, the Company must continue to hold more than 50% of the equity interest in Chalco Sub immediately after any aforementioned transfer is effected. Such consortium members have to meet certain eligibility criteria.

1.2.8	Secondment policy

In accordance with an agreed secondment policy, as soon as practicable following the Effective Date, the Company will be entitled to second its nominated and approved personnel to the Manager in the areas of Simandou Project operations, finance and technical marketing.

1.3	JV Shareholders Agreement

The Company and Rio Tinto will enter into the JV Shareholders Agreement in connection with the JV Co on or before the Acquisition Date.

1.3.1	Board composition of the JV Co

Pursuant to the JV Shareholders Agreement, the board of the JV Co will initially consist of 3 directors to be appointed by Rio Tinto and 2 directors to be appointed by the Company. Following the satisfaction of the Company's Sole Funding Obligation, the board will consist of 6 directors, with 3 directors to be appointed by each of Rio Tinto and the Company. Certain major decisions including, among others, liquidation, connected transactions, sale of the Simandou Project assets, reduction of annual production plan and transfer of shares in the Project Company to any person, require the Special Majority approval of the directors of the JV Co.

1.3.2	Budget review committee

The JV Co will establish a budget review committee, which will comprise of 3 members to be appointed by Rio Tinto and 3 members to be appointed by the Company. The budget review committee will meet to discuss and review submissions made to it by the Manager in respect of the Simandou Project programmes and budgets prepared by the Manager and to provide recommendations to the board of the JV Co.

1.3.3	Personnel

The Company will have the right to nominate the deputy chief financial officer of the Manager to fulfill the roles and responsibilities in the areas of commerce, accounting and governance.

2.	INFORMATION ON THE PROJECT COMPANY AND THE SIMANDOU PROJECT

The Project Company is a limited company incorporated in Guinea for the purpose of investing in and developing the Simandou Project. Based on the unaudited balance sheet of the Project Company, the net asset value of the Project Company is USD 25,454,255 as at 31 December 2009. The following information is extracted from the audited accounts of the Project Company for the financial year ended 31 December 2008 and the unaudited accounts of the Project Company for the financial year ended 31 December 2009.

	For the year ended 31	For the year ended 31
	December 2008	December 2009
	USD million	USD million

Net profits/(loss) before tax and
extraordinary items	0	0
Net profits/(loss) after tax and
extraordinary items	0	0

Notes:

1.	The Project Company's consolidated financial statements were prepared in accordance with the accounting principles of the OHADA accounting system.

2.	The net profits/(loss) before and after tax and extraordinary items for the two financial years ended 31 December 2008 and 2009 were zero as the Project Company had capitalized all its expenditures.

The Simandou Project involves the development of a premium open-pit iron mine located in Guinea in west Africa. Over the years, Rio Tinto, via the Project Company, has committed considerable time and cost on assessing the feasibility of the Simandou Project. Pursuant to the data provided by Rio Tinto, the publicly disclosed Simandou Project's indicated and inferred iron ore resources amount to approximately 2.25 billion tonnes based on JORC standard with an estimated iron content of 66%-67%.

3.	REASONS FOR AND BENEFITS EXPECTED TO ACCRUE TO THE COMPANY FROM THE TRANSACTION

The Transaction is aligned with the Company's growth strategy by seeking development opportunities in other energy and mineral resources business, including expanding its reach into iron ore and other metal resources projects as well as high-quality overseas mineral resources projects, while maintaining its focus on its core aluminum-related business.

The Simandou Project has a substantial iron ore portfolio with significant production potential through future exploration and development. Rio Tinto, the Company's joint venture partner and a world-renowned iron ore producer, has proven track record in developing iron ore resources and will be able to provide management skills and experience in the development of the Simandou Project. Participation in the Simandou Project signifies the initial step of the Company to further expand its business scope, enhance its development potentials and increase the value of the Company, and provides an invaluable opportunity for the Company's future growth in iron ore production. In addition, successful development of the Simandou Project will effectively increase the global iron ore supplies and may facilitate the balance of the global iron ore market structure. The Company considers this beneficial not only to the contracting parties, but also to all participants of the entire global iron ore market.

On 28 July 2010, the Board passed a written resolution to approve the Company entering into the Joint Development Agreement with Rio Tinto and the Transaction. The resolution was considered and passed unanimously by all Directors (including the independent non-executive Directors).

The Directors (including the independent non-executive Directors) consider that the Joint Development Agreement and the Transaction are on normal commercial terms, which are fair and reasonable and in the interests of the Company and its shareholders as a whole.

4.	INFORMATION ON THE COMPANY, RIO TINTO AND RIO TINTO ATLANTIC

4.1	The Company

The Company is the largest producer of alumina and primary aluminium in the PRC. The scope of business of the Company includes bauxite mining, alumina refining and primary aluminium smelting. The expansion of the business scope of the Company by inclusion of, among others, exploration and mining of other metal mines, and production and sale of other metal mines products, and the corresponding amendments to the articles of association of the Company were approved by way of a special resolution at the 2009 annual general meeting of the Company held on 22 June 2010, subject to approvals from the relevant PRC authorities.

4.2	Rio Tinto Group

Rio Tinto Group is a leading international mining group headquartered in the UK, combining Rio Tinto, a London and New York Stock Exchange listed company, and Rio Tinto Limited, which is listed on the Australian Securities Exchange.

Rio Tinto Group's business is finding, mining, and processing mineral resources. Its major products are aluminium, copper, diamonds, energy (coal and uranium), gold, industrial minerals (borax, titanium dioxide, salt, talc) and iron ore. The activities of Rio Tinto Group span the world but are strongly represented in Australia and North America with significant businesses in South America, Asia, Europe and southern Africa.

4.3	Rio Tinto Atlantic

Rio Tinto Atlantic is a limited company incorporated in England and Wales, and its principal activity is to further develop the Rio Tinto Group's iron ore interests in Africa.

To the best of the Directors' knowledge, information and belief having made all reasonable enquiry, Rio Tinto, Rio Tinto Limited and Rio Tinto Atlantic and their respective ultimate beneficial owners are third parties independent of the Company and connected persons of the Company.

5.	HONG KONG LISTING RULES IMPLICATIONS

As one of the relevant percentage ratios (as defined in Rule 14.07 of the Hong Kong Listing Rules) exceeds 5% but is less than 25% in the size test calculation, the Transaction constitutes a discloseable transaction under Chapter 14 of the Hong Kong Listing Rules and is therefore subject to the notification and announcement requirements as set out in Rules 14.34 to 14.37 of the Hong Kong Listing Rules.

The Company will separately comply with disclosure and shareholders' approval requirements (where applicable) under the Hong Kong Listing Rules in connection with its future contribution of additional capital expenditure required to further develop and operate the Simandou Project after it has fulfilled its Sole Funding Obligation.

6.	RESUMPTION OF TRADING

At the request of the Company, trading in the H shares of the Company on The Stock Exchange of Hong Kong Limited was suspended from 9:30 a.m. on Wednesday, 28 July 2010 pending the issue of this announcement. Application has been made to The Stock Exchange of Hong Kong Limited for resumption of trading in the H shares of the Company from 9:30 a.m. on Friday, 30 July 2010.

DEFINITIONS

In this announcement, unless the context otherwise requires, the following expressions have the following meanings:

"Acquisition Date"	means the date on which the Company first acquires an interest in the JV Co;

"Board"	means the Board of Directors of the Company;

"Chalco Sub"	means a wholly-owned subsidiary of the Company to be established to hold interest in the JV Co on behalf of the Company;

"Chinalco"	means Aluminum Corporation of China, a state-owned enterprise established in the PRC and a substantial shareholder of the Company;

"Company" or "Chalco"

means Aluminum Corporation of China Limited*, a joint stock limited company incorporated in the PRC with limited liability, the A Shares, H Shares and American Depositary Receipts of which are listed on the Shanghai Stock Exchange, the Hong Kong Stock Exchange and the New York Stock Exchange, respectively;

"Directors"	means the Directors of the Company;

"Effective Date"

means the date on which all the conditions precedent under the Joint Development Agreement are satisfied or waived and which is specified in the effective date notice signed by Rio Tinto and the Company in accordance with the relevant provisions under the Joint Development Agreement;

"GoG Option"	means the option granted to the Government of Guinea to acquire up to 20% of the capital of the Project Company at any time prior to the signing of financing for the execution of the Simandou Project;

"Guinea"	means the Republic of Guinea;

"Hong Kong"	means the Hong Kong Special Administrative Region of the PRC;

"Hong Kong Listing Rules"	means the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited;

"Interim Project Period"

means the period commencing from the Effective Date until the earliest of the Acquisition Date, the date on which the Company withdraws from its Sole Funding Obligation and the date of termination of the Joint Development Agreement and/or the Transaction;

"Joint Development Agreement"	means the Simandou Joint Development Agreement dated 29 July 2010 entered into amongst Rio Tinto, the Company and Rio Tinto Atlantic for the purpose of development of the Simandou Project;

"JORC"	means the Australian Joint Ore Reserves Committee;

"JV Co "

means a company to be incorporated in Jersey by Rio Tinto for the purposes of holding the entire interest of Rio Tinto in the Project Company and to be converted into a joint venture between the Company and Rio Tinto in accordance with the Joint Development Agreement;

"JV Shareholders Agreement"	means a shareholders agreement to be entered into in respect of the JV Co on or before the Acquisition Date;

"Manager" or "Interim Manager"	means the manager of the Simandou Project appointed pursuant to the Joint Development Agreement;

"Marketing Company"

means a marketing company to be incorporated pursuant to the Joint Development Agreement and to be owned by Rio Tinto and the Company in proportion to their respective percentage interests in the JV Co;

"OHADA"	means the French acronym for "Organisation pour l'Harmonisation en Afrique du Droit des Affaires", which translates into English as "Organisation for the Harmonization of Business Law in Africa";

"PRC"	means the People's Republic of China;

"Project Company"	means Simfer S.A., a company incorporated in Guinea in 2002 for the purpose of investing in and developing the Simandou Project;

"Rio Tinto"	means Rio Tinto plc, a company incorporated in England and Wales, the shares of which are listed on the London Stock Exchange and the New York Stock Exchange;

"Rio Tinto Atlantic"	means Rio Tinto Iron Ore Atlantic Limited, a limited company incorporated in England and Wales and an affiliate of Rio Tinto;

"Rio Tinto Group"	means Rio Tinto and Rio Tinto Limited and their respective subsidiaries

"Simandou Project"	means the project to develop and operate the Simandou iron ore mine located in Guinea in west Africa as further described in the Joint Development Agreement;

"Sole Funding Obligation"	means the contribution requirements imposed on the Company for providing a total of US$1.35 billion in sole funding for the development of the Simandou Project;

"Special Majority"

means the directors of the JV Co that together hold not less than 75% of the total voting rights of all directors of the JV Co who attend the relevant meeting of the JV Co board of directors and who are entitled to vote;

"Transaction"

means the Company's progressive acquisition of a total of 47% equity interest in the JV Co to develop and operate the Simandou Project pursuant to the Joint Development Agreement and other relevant transaction documents; and

"USD"	means US dollar, the lawful currency of the United States of America.

By order of the Board
Aluminum Corporation of China Limited*
Liu Qiang
Company Secretary

Beijing, the PRC
29 July 2010

As at the date of this announcement, the members of the Board of Directors comprise Mr. Xiong Weiping, Mr. Luo Jianchuan, Mr. Chen Jihua and Mr. Liu Xiangmin (Executive Directors); Mr. Shi Chungui and Mr. Lu Youqing (Non-executive Directors); Mr. Zhang Zhuoyuan, Mr. Wang Mengkui and Mr. Zhu Demiao (Independent Non-executive Directors).

* For identification purpose only

About the Company
Our contact information of this release is:

*	Business address: No. 62 North Xizhimen Street, Haidian District, Beijing, People's Republic of China, 100082
*	Telephone number: (86-10) 8229 8103
*	Website: http://www.chalco.com.cn
*	Contact person: Liu Qiang, Company Secretary